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SEC FILE NUMBER
8-66628

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PM Securities, LLC dba Phoenix IB

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Commons Court
(No. and Street)

Chadds Ford	PA	19317
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Karbiner	484-841-6809	mkarbiner@phoenix-ib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WIPFLI LLP
(Name – if individual, state last, first, and middle name)

170 North Radnor-Chester Road Suite 200	Radnor	PA	19087
(Address)	(City)	(State)	(Zip Code)

	344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Karbiner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PM Securities, LLC dba Phoenix IB, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

COMMONWEALTH OF PENNSYLVANIA - NOTARY SEAL
Michael Sutters Notary Public
Delaware County
My Commission Expires 8/29/2026
Commission # 1322863

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PHOENIX IB

Financial Statements

and Additional Information

For the Year Ended December 31, 2022

With Report and Supplemental Reports

of Independent Auditor

PHOENIX IB

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2022

TABLE OF CONTENTS

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610 565 3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix IB

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix IB as of December 31, 2022, and the related statements of operations, changes in PM Securities LLC d/b/a Phoenix IB member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix IB as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PM Securities, LLC d/b/a Phoenix IB's management. Our responsibility is to express an opinion on PM Securities, LLC d/b/a Phoenix IB's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PM Securities, LLC d/b/a Phoenix IB in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PM Securities, LLC d/b/a Phoenix IB's financial statements. The supplemental information is the responsibility of PM Securities, LLC d/b/a Phoenix IB's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

We have served as PM Securities, LLC d/b/a Phoenix IB's auditor since 2020.

Radnor, Pennsylvania
February 28, 2023

PHOENIX IB
Statement of Financial Condition
December 31, 2022

		2022
Assets		
Cash	$	906,992
Accounts Receivable		360
Due from Related Party		10,000
Prepaid Expenses		28,030
Total Assets	$	945,382
Liabilities and Member's Equity		
Liabilities:		
Accounts Payable and Accrued Expenses	$	35,069
Client Deposit		20,000
Deferred Revenue		10,000
Due to Related Party		29,820
Total Liabilities		94,889
Member's Equity		850,493
Total Liabilities and Member's Equity	$	945,382

(The accompanying notes are an integral part of these financial statements)

PHOENIX IB

Statement of Operations
For the Year Ended December 31, 2022

	2022
Revenues:	
Fee Revenues	$ 507,020
Interest Income	520
Total Revenue	$ 507,540
Expenses:	
Compensation and Benefits	$ 754,630
Marketing	59,402
Occupancy	93,906
Professional Fees	88,543
Regulatory Fees and Expenses	17,969
Technology	39,388
Other Expenses	4,538
Total Expenses	1,058,376
Net Loss	$ (550,836)

(The accompanying notes are an integral part of these financial statements)

PHOENIX IB

Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

Balance - January 1, 2022	$ 651,329
Net Loss	(550,836)
Capital Contribution	750,000
Balance - December 31, 2022	$ 850,493

PHOENIX IB

Statement of Cash Flows

For the Year Ended December 31, 2022

		2022
Cash Flows From Operating Activities:		
Net Loss	$	(550,836)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase)/Decrease in:		
Prepaid Expenses		(317)
Accounts Receivable		10,096
Due from Related Party		(10,000)
Increase/(Decrease) in:		
Accounts Payable and Accrued Expenses		13,434
Deferred Revenue		10,000
Due to Related Party		7,832
Net Cash Utilized for Operating Activities		(519,791)
Cash Flows from Financing Activities:		
Capital Contribution		750,000
Net Cash Used by Financing Activities		750,000
Net Increase in Cash		230,209
Cash - Beginning of Year		676,783
Cash - End of Year	$	906,992

(The accompanying notes are an integral part of these financial statements)

SUPPLEMENTARY

FINANCIAL

INFORMATION

PHOENIX IB
Notes to Financial Statements

(1) NATURE OF OPERATIONS

PM Securities, LLC ("the Company") was formed as a Delaware LLC as a wholly owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In October 2021 FINRA approved the change in trade name to Phoenix IB pending filing of an amended Form BD within 120 days. The amendment was filed February 2022.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Property and Equipment
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight-line method. Assets purchased over $1,000 are generally capitalized.

Estimates in the preparation of financial statements
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company adopted *ASC 606 – Revenue from Contracts with Customers* effective January 1, 2018. The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For other services, the Company will continue to recognize variable income once the transaction has been completed and the income is reasonably determinable.

Leases
The Company does not have any leases to report under the leasing standard *ASC 842 – Lease Accounting* requiring all leases that are one year or longer for property, plant, or equipment be presented on the balance sheet and referred to as a right-of-use (ROU) asset.

Income taxes
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2019 – 2022 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2022 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses were $59,402 for the year ending December 31, 2022.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2022, the Company had net capital, as defined, of $812,103 which was $805,777 in excess of its minimum required net capital of $6,326. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 as of December 31, 2022, which is in compliance with the requirement that it be less than 15 to 1.

(4) RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 10 and 11 are not applicable.

(5) DEFERRED REVENUE

On December 21, 2022, the Company received $10,000 from a client as an advance payment of the January 2023 monthly fee.

(6) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration, and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity.
For the year ended December 31, 2022, the Company's allocated expenses from PMS, LLC were $347,882 inclusive of $218,681 in compensation and benefits. Also included in allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Chadds Ford Commons, LLC, an entity related through common ownership and management, which owns the property. At December 31, 2022, the Company has a payable to PMS, LLC for expenses which has been reflected as due to related party in the accompanying Statement of Financial Condition.

(7) CONCENTRATION

Due to the nature of the Company's business, 79.3% of revenues were derived from 5 clients in the year ending December 31, 2022.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. The Company's uninsured cash balance totaled $657,042 at December 31, 2022.

(8) PROPERTY AND EQUIPMENT

Property and Equipment, at cost, consisted of the following:

	Estimated Useful Life	December 31, 2022
Furniture and fixtures	7 years	5,731
Leasehold improvements	62 months	3,618
		9,349
Less accumulated depreciation		(9,349)
		$0

Depreciation expense charged to operations amounted to $0 for the year ended December 31, 2022.

Schedule I

PHOENIX IB

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2022

	2022
Net Capital:	
Member's equity	$ 850,493
Deductions:	
Non-allowable assets:	
Accounts Receivable	360
Due from related party	10,000
Prepaid expenses	28,030
Total Non-allowable assets	38,390
Net capital	$ 812,103
Aggregate indebtedness:	
Accounts payable, accrued expenses, deferred revenue, and due to related party	$ 94,889
Total Aggregate Indebtedness	$ 94,889
Computation of basic net capital requirement:	
Net capital requirement	$ 6,326
Net capital	812,103
Excess Net Capital	$ 805,777
Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement	$ 802,614
Ratio of aggregate indebtedness to net capital	0.12 to 1

PHOENIX IB
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

PHOENIX IB
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610 565 3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member PM
Securities, LLC d/b/a
Phoenix IB

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PM Securities LLC d/b/a Phoenix IB (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment banking services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PM Securities LLC d/b/a Phoenix IB's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PM Securities LLC d/b/a Phoenix IB's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 28, 2023

PHOENIX IB

Management Statement Regarding Compliance with the

Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission

We, as the management of PM Securities, LLC d/b/a Phoenix IB (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3, and; (2) for the reporting period January 1, 2022 through December 31, 2022, the Company has met the identified exemption provision without exception.

PM Securities, LLC d/b/a/ Phoenix IB

Mark Karbiner
President